Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.454.300 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Eni
GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 257

San Donato M.se, June 04, 2002

02034875

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 10 2002
WASH. D.C. 164 SECTION

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 5th April 2002
- Saipem Press Release dated 7th May 2002.
- Saipem Press Release dated 8th May 2002
- Saipem Press Release dated 13th May 2002
- Saipem Press Release dated 31st May 2002

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Respectfully submitted,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of April 2002, May 2002

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni GROUP

PRESS RELEASE

Incentive Plans for Managers

Stock Grant - 2001

The Board of Directors of Saipem S.p.A. resolved today to convene the Extraordinary Shareholders' Meeting on 14th or 15th of May 2002, first and second call respectively, for the purpose of authorising the Board of Directors to increase the share capital of Saipem S.p.A., using the duly designated reserve, by issuing up to a maximum of 300,000 ordinary shares, to be offered as stock grant, pursuant to the Article 2349 of the Italian Civil Code (" the Offer"), to Saipem managers who have made a significant contribution to the increase in value of the Group. These shares shall be offered within the month following completion of the third year from the date of the Offer.

Stock Options Plan 2002/2004

The Board of Directors also resolved to submit to the same Extraordinary Shareholders' Meeting the proposal to delegate authority to the Board of Directors to increase, within 31st of December 2004, the share capital of Saipem S.p.A. by issuing up to 2.5 million ordinary shares.

This increase is aimed at implementing the 2002/2004 Stock Option Plan for Senior Managers.

The subscription price of the shares to be issued will correspond to the arithmetic average of the official price of Saipem shares on the Mercato Telematico Azionario in the month preceding the date of the Board resolution for the capital increase.

San Donato Milanese, 5th of April 2002

PRESS RELEASE

FIRST QUARTER REPORT - 31ST of MARCH 2002

The Saipem S.p.A. Board of Directors has today approved the Group's unaudited financial statements related to the first quarter ended 31st of March 2002.

Revenues totalled 623 million euros (339 million in the first quarter of 2001), +84%.
Operating income amounted to 81 million euros (42 million in the first quarter of 2001), +93%.
Net income amounted to 56 million euros (25 million in the first quarter of 2001), +124%.
Cash flow (net income plus depreciation and amortisation) amounted to 121 million euros (61 million in the first quarter of 2001), +98%.

Investments for the first quarter amounted to 178 million euros (48 million in the first quarter of 2001) and mainly related to the strengthening of the Offshore Construction fleet through the acquisition of the remaining 50% stake in European Marine Contractors (139 million euros) and the upgrading of rigs for Onshore and Offshore Drilling activities in Saudi Arabia and Libya.

Net financial debt at 31st March 2002 amounted to 699 million euros, an increase of 57 million euros compared to 31st December 2001.

New orders and backlog

During the first quarter of 2002, Saipem was awarded new contracts totalling 761 million euros (514 million in the first quarter of 2001), of which 417 million euros refer to the Offshore sectors (Construction, Drilling and Floating Production). In addition, following the acquisition of the remaining 50% stake in European Marine Contractors, the backlog increased by a further 96 million euros, entirely referred to the Offshore Construction sector.
The most significant awards in the period are as follows:

Offshore Construction:

- the Trunkline Expansion System project in Australia, on behalf of Woodside Energy Ltd., for the transport, installation, and hydro-testing of a sealine;
- the Djeno project in Congo, on behalf of Elf Congo, for the laying of two pipelines;
- the Kuito Phase II project in Angola, on behalf of SBM Imodoco, for the installation of a platform;
- change orders by Elf, in relation to the Canyon Express project, in the Gulf of Mexico.

Offshore Drilling:

- the charter for one year of the semi-submersible Scarabeo 4 in Nigeria, on behalf of NAOC;
- the charter for one year of the jack up Perro Negro 5 in Nigeria, on behalf of Belbop;
- the charter for nine months of the semi-submersible Scarabeo 3 in Congo, on behalf of Agip Recherches Congo.

Onshore Drilling:

- the charter of three rigs for two years, each with an additional two years option, in Italy, on behalf of Eni Divisione Agip.

Onshore Construction:

- the ROD project in Algeria, on behalf of Sonatrach/Bhp Biliton, for the construction of an oil treatment plant and associated facilities;
- the Obiafu/Obrikom project in Nigeria, on behalf of NAOC, for the upgrade of a gas plant and the realisation of a flow station;
- change orders by KPO in relation to the Karachaganak project in Kazakhstan.

Backlog at the end of March 2002 was 3,087 million euros (2,853 million euros at 31st of December 2001).

Other information

Blue Stream project

Saipem 7000, having successfully completed the laying of the first sea-line on 17th February 2002, returned to the Russian coast and commenced laying the second line on 24th February 2002. To date approximately 250Km of the total 380Km have been laid.

Negotiations are continuing with the Client for the definition of extra costs resulting from the delayed commencement of activities on the first sea-line, caused by temporary failure to obtain construction permits.

Saipem 10000 Refurbishment

The replacement of lost equipment and the repairs to vessel arising from the accident which occurred off the Equatorial Guinea Coast in September 2001, referred to in previous press releases, were completed on 16th April 2002. The vessel, currently en route to work Offshore Angola, is expected to commence drilling activities by 15th May. The activities off the West African coast, in waters up to 1,500 metres deep will continue until October 2002. At that point, having fully restored its capacity to operate in waters up to 3,000 metres deep, the vessel is expected to be transferred to Brazil.

The insurance cover for the "loss of hire", as a consequence of the temporary non use of the vessel, enable recovery of the full contractual rate until 26th April, except for 28-day insurance exclusion period charged to the first quarter 2002.

Events subsequent to the closure of the quarter

Acquisition of SaiClo

As previously announced, on 20th April 2001, Saipem defined the condition for the acquisition, from the Australian company Clough, of the remaining 50% stake in SaiClo, a company which owns the multi-purpose vessel, Maxita. As per the agreement, the acquisition was concluded on 6th May 2002, upon completion of the Canyon Express project in the Gulf of Mexico. The purchase consideration agreed between the parties amounts to 30 million euros, approximately.

With the acquisition of the residual stake in SaiClo, Saipem has fully acquired ownership of Maxita, thereby allowing the programmed conversion and upgrading, which will commence following completion of some project-related activities offshore Norway.

As previously announced, in order to reinforce its flexibility and efficiency, a 2,300ton crane will be installed on the vessel, along with other equipment from the Pearl Marine vessel (destined to be dismantled). The dynamic positioning system of the new vessel will also be further upgraded.

The vessel – which will preserve the capability to install flexibles, umbilicals and mooring systems in deep water – will also be designed to facilitate eventual reel-lay of rigid lines in "J" and "S" mode.

As frequently mentioned, the volumes of work completed and the resultant profit levels, particularly in the Offshore and Onshore Construction sectors and, to a lesser extent, in both the Drilling and Floating Production sectors, are not linear over time as they are influenced not only by market performance but also by climatic conditions and projects schedules. Consequently, the results from any one particular period in a fiscal year can vary significantly, therefore precluding a comparison with the same period in other fiscal years and the simple extrapolation of figures from a single quarter in the entire year.

Management expectations for 2002

The positive results for the first quarter, together with the high level of backlog and the distinctive capacity of the Group to operate in particularly challenging "Frontiers" (deep

waters and remote areas) reinforce expectations for 2002 to repeat the record result of 2001, with potential for further improvement.

The Saipem S.p.A. Board of Directors has also reviewed the Group's financial flows and the profitability by business sector.

Financial flows

The increase in net financial debt of 57 million euros is the result of:

outflows

- capital expenditure in tangible and intangible assets (including acquisition of the 50% stake in European Marine Contractors Ltd.) for 178 million euros;
- a net current assets increase of 56 million euros;

inflows

- cash flow (net income plus amortisation) for 121 million euros;
- sale of tangible assets for 7 million euros;
- increase in capital and reserves attributable to third parties for 49 million euros.

Analysis by business sector

OFFSHORE CONSTRUCTION

(millions of euros)

	First quarter 2001	First quarter 2002
Operating revenues	192	400
Operating expenses net of cost of materials	(119)	(241)
Cost of materials	(31)	(63)
Depreciation and amortisation	(14)	(36)
Contribution from operations (*)	28	60
Orders awarded	329	373 (**)

(*) *Operating income before general and administrative expenses*
(**) *Includes 96 million euros as a consequence of the acquisition of the remaining 50% stake in European Marine Contractors*

The backlog at 31st March 2002 amounted to 1,202 million euros, of which 806 million euros is expected to be executed during the balance of 2002.

- The volume of activities expressed by the Blue Stream project, associated with the activities in the Far East and in West Africa, led to an increase in revenues of 208 million euros, with respect to the first quarter with respect to the same quarter of 2001 (+108%).

- Contribution from operations during the first quarter of 2002 amounted to 60 million euros, equal to 15% of revenues, versus 28 million euros, equal to 14.6% of revenues for the corresponding period of 2001. The improvement in profitability, notwithstanding depreciation which more than doubled with respect to the same quarter of 2001, as a consequence of investments specifically made for the Blue Stream project and the company acquisitions, is due to the increased vessel utilisation and the improvement of profitability from projects currently under execution.

FLOATING PRODUCTION

(millions of euros)	First quarter 2001	First quarter 2002
Operating revenues	4	10
Operating expenses	(1)	(2)
Depreciation and amortisation	(2)	(5)
Contribution from operations (*)	1	3
Orders awarded	-	17

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2002 amounted to 191 million euros, of which 27 million euros is expected to be executed during the balance of 2002.

- Increased revenues for the first quarter of 2002 derive from the new floating production unit FPSO–Jamestown, which commenced operation late 2001. Contribution from operations for the first quarter of 2002 amounted to 3 million euros, equal to 33% of revenues, versus 1 million euros, equal to 25% of revenues for the corresponding period of 2001.

- The FPSO–Firenze and FPSO–Jamestown were fully utilised since the beginning of the year.

OFFSHORE DRILLING

(millions of euros)

	First quarter 2001	First quarter 2002
Operating revenues	70	82
Operating expenses	(37)	(47)
Depreciation and amortisation	(10)	(11)
Contribution from operations (*)	23	24
Orders awarded	92	123

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2002 amounted to 587 million euros, of which 237 million euros is expected to be executed during the balance of 2002.

- Revenues for the first quarter showed a 17% increase over the same period of 2001, mainly due to the activities of the semi-submersible platform Scarabeo 7, which had undergone upgrading work during the first months of the previous year.

- Contribution from operations increased by 1 million euros with respect to the first quarter of 2001, with a margin on revenues declining from 33% to 29%. The reduction in profitability is due to the 28 day loss-of-hire of Saipem 10000.

- Major equipment utilisation was as follows:

Vessel type	*Days under contract*	
Semi-submersible platform Scarabeo 3	90	
Semi-submersible platform Scarabeo 4	75	**a**
Semi-submersible platform Scarabeo 5	90	
Semi-submersible platform Scarabeo 6	90	
Semi-submersible platform Scarabeo 7	79	**a**
Drillship Saipem 10000	62	**b**
Jack up Perro Negro 2	67	**c**
Jack up Perro Negro 3	90	
Jack up Perro Negro 4	90	
Jack up Perro Negro 5	85	**a**

a = for the remaining portion of 90 days, the vessel was undergoing structural repairs.
b = *the remaining 28 days relate to period not covered by the "loss of hire" insurance policy.*
c = for the remaining portion of 90 days, the jack up was being prepared for new contracts.

ONSHORE DRILLING

(millions of euros)

	First quarter 2001	First quarter 2002
Operating revenues	33	46
Operating expenses	(24)	(35)
Depreciation and amortisation	(4)	(6)
Contribution from operations (*)	5	5
Orders awarded	78	67

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2002 amounted to 338 million euros, of which 138 million euros is expected to be executed during the balance of 2002.

- Revenues for the first quarter were 39% higher than those for the same period in 2001, mainly due to the full utilisation of the eight rigs in Saudi Arabia and those in Kazakhstan.

- Contribution from operations for the quarter, unchanged in absolute terms, decreased from 15% to 11% of revenues, with respect to the same period of the previous year. This decrease was mainly due to the commencement of operations by the final two rigs in Saudi Arabia and the higher amortisation associated with investments realised for the execution of these new contracts.

- Average utilisation of onshore rigs for the quarter was 85% (65% in the first quarter of 2001) distributed as follows: 14 in Peru, 3 in Italy, 3 in Nigeria, 3 in Algeria, 1 in Egypt, 2 in Kazakhstan and 8 in Saudi Arabia.
  In addition, 8 third party rigs were operated by Saipem in Peru and 1 third party rig was operated by the joint company SaiPar in Kazakhstan.
  Finally, 5 jointly owned rigs were operated: 1 in Italy, 1 in Venezuela and 3 in Kazakhstan.

ONSHORE CONSTRUCTION

(millions of euros)

	First quarter 2001	First quarter 2002
Operating revenues	40	85
Operating expenses net of cost of materials	(24)	(53)
Cost of materials	(9)	(18)
Depreciation and amortisation	(4)	(6)
Contribution from operations (*)	3	8
Orders awarded	15	277

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2002 amounted to 769 million euros, of which 395 is expected to be executed during the balance of 2002.

- Operating activities in Kazakhstan and Saudi Arabia, as well as the initial phases of a significant project to be executed in Algeria, resulted in a 45 million euros increase in revenues, for the first quarter of 2002, as compared with the same quarter of 2001.

- Contribution from operations for the first quarter of 2002 amounted to 8 million euros, equal to 9.4% of revenues, compared to 3 million euros, equal to 7.5% of revenues, for the same period of 2001. The improved profitability was due to the focus upon complex projects in difficult areas, where the Group has a competitive advantage.

Attached are the following Saipem Group statements:
Reclassified consolidated balance sheet; Reclassified consolidated income statement by nature and destination of costs.

San Donato Milanese, 7th of May 2002

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(millions of euros)

		31st of December 2001		31st of March 2002 (*)
Net tangible fixed assets		1,440		1,551
Net intangible fixed assets		94		89
		1,534		1,640
Of which:				
- Offshore Construction	613		727	
- Floating Production	45		42	
- Offshore Drilling	617		616	
- Onshore Drilling	138		136	
- Onshore Construction	79		76	
- Others	42		43	
Financial investments		6		6
Non current assets		**1,540**		**1,646**
Working capital	350		406	
Provisions for contingencies	(66)		(66)	
Net current assets		**284**		**340**
Employees' termination pay		**(24)**		**(24)**
CAPITAL EMPLOYED		**1,800**		**1,962**
Group shareholders' equity		**1,156**		**1,212**
Minority interest in net equity		**2**		**51**
Net debt		**642**		**699**
COVER		**1,800**		**1,962**

(*) The amounts do not include translation adjustment for the conversion of balance sheets of Group companies expressed in foreign currencies.

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENT
BY
NATURE OF COSTS

(millions of euros)

	1st Quarter 2001	**1st Quarter 2002**
Operating revenues	339	623
Other revenues and income	3	5
Purchases, services and other costs	(194)	(369)
Payroll and related costs	(70)	(113)
GROSS OPERATING INCOME	**78**	**146**
Amortisation, depreciation and write downs	(36)	(65)
OPERATING INCOME	**42**	**81**
Financial expenses, net	(10)	(10)
INCOME BEFORE INCOME TAXES	**32**	**71**
Income taxes	(7)	(17)
INCOME BEFORE MINORITY INTERESTS	**25**	**54**
Minority interests	-	2
NET INCOME FOR THE PERIOD	**25**	**56**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENT BY DESTINATION OF COSTS

(millions of euros)

	1st Quarter 2001	**1st Quarter 2002**
Operating revenues	339	623
Production costs	(267)	(511)
Idle costs	(8)	(9)
Selling expenses	(5)	(6)
Research and development expenses	(1)	-
Other operating income, net	2	3
CONTRIBUTION FROM OPERATIONS	**60**	**100**
General and administrative expenses	(18)	(19)
OPERATING INCOME	**42**	**81**
Financial expenses, net	(10)	(10)
INCOME BEFORE INCOME TAXES	**32**	**71**
Income taxes	(7)	(17)
INCOME BEFORE MINORITY INTERESTS	**25**	**54**
Minority interests	-	2
NET INCOME FOR THE PERIOD	**25**	**56**

Saipem

Eni GROUP

Press release

Saipem to Acquire Bouygues Offshore, Creating the World-Class EPIC Provider

Saipem, an Eni Company, announces today that it has made an offer to Bouygues Construction SA to acquire its majority (51.1%) stake in Bouygues Offshore S.A., the leading French provider of engineering services to the oil industry, listed on the Paris and New York Stock Exchanges (ADRs).

The offer price of €60 per share represents an approximate 25% premium on Bouygues Offshore's one-month average share price and values Bouygues Offshore at approximately €1 billion.

Bouygues Construction has granted exclusivity to Saipem to complete the aforementioned acquisition. Upon completion of the acquisition of the majority stake, which will depend on customary antitrust clearances, Saipem will launch a Standing Offer ('*garantie de cours*') on Bouygues Offshore's remaining shares held by the public at €60 per share in cash.

This transaction would be the largest cross-border acquisition in Europe in the oilfield services sector. The combination of Saipem's recognized construction capabilities, based on its world-class and technologically advanced fleet, and Bouygues Offshore's powerful engineering and project management capabilities, would create a truly formidable global EPIC contractor.

The new group would have a superior competitive positioning in the provision of EPIC services to the oil industry, with a particular focus on activities in remote areas, deep-water environments and gas-related projects. The new group would be a truly worldwide contractor, with strong local presence in strategic and emerging areas such as West Africa, the former Soviet Union, Central Asia, North Africa, Middle East and South East Asia.

The integration of the two companies will be facilitated by seven years of successful cooperation through the SaiBos joint venture and other onshore construction projects performed jointly.

In the fiscal year 2001, the two companies have reported combined revenues for approximately €3.0 billion (Saipem, €1.9 billion and Bouygues Offshore, €1.0 billion), with a total combined net income of €214 million (Saipem, €168 million and Bouygues Offshore, €46 million).

Saipem

Eni GROUP

Given the highly synergistic and complementary nature of the two companies, their enhanced engineering and project management capabilities are expected to generate substantial additional revenue synergies. Also, on a preliminary basis, management has estimated pre-tax cost synergies deriving from the combination to contribute €60 million to 2004 EBITDA.

Saipem expects to amortize goodwill arising from the transaction (currently estimated at approximately €845 million) over a 20-year period and foresees an increase in cash flow per share (net income plus goodwill amortization) starting from the first year of operations and an increase in reported earnings per share starting from 2004, when synergies will be fully achieved.

The acquisition will be financed through credit facilities available to Saipem. Assuming 100% acceptance of the Standing Offer, the combined Group will have a gearing ratio in excess of 100%. However, thanks to the significant cash flow generation, this ratio is expected to recover to within parity by 2004.

Commenting on the transaction, Mr. Pietro Franco Tali, Chairman of Saipem, said: "I am extremely pleased by this transaction: Bouygues Offshore and Saipem are two excellent, highly complementary companies and the new group will have *unique competencies and capabilities within the oilfield service industry. I am sure* that our shareholders, our clients, and the employees of both companies will realize the merit and the significance of this transaction and I am convinced that the integration will be completed successfully".

Mr. Hervé le Bouc, Chairman of Bouygues Offshore, has informed Saipem that he is personally in favor of the industrial rationale of the transaction, and that he will give a positive recommendation to the Board of Directors of Bouygues Construction. The Board of Directors of Bouygues Construction will convene on Monday, May 13th, 2002 after having received the advice of the Bouygues Construction workers' committee.

Morgan Stanley & Co. Limited is acting as exclusive financial advisor to Saipem in this transaction.

Notes to Editors:

Bouygues Offshore, which is listed on the Paris and New York Stock Exchanges (ADRs), is a leader in the design, construction, installation and management of onshore and offshore oil and gas production facilities, with net sales of over €1

billion in 2001. Other activities include maintenance services, construction of port facilities, and LNG supply. Bouygues Offshore's main geographic areas of activities are Europe and Africa. Bouygues Offshore has approximately 2,500 engineers within its workforce.

On April 30, 2002, Bouygues Offshore announced first-quarter 2002 results, with a 8.1% increase in net sales over the same period and a record backlog of €1.2 billion.

Saipem, an Eni Group Company which is listed on the Milan and Paris Stock Exchanges, is a world leader in offshore and onshore construction and drilling. A €1.5 billion investment program, started in 1998 and completed in 2001, in order to upgrade its assets, provided the company with the most technologically advanced equipment and a world-class fleet of vessels. In 2001, Saipem started a process of enhancing its engineering and project management capabilities, with the acquisition of the 50% stake in SASP Offshore Engineering it did not previously own, and of other companies like Moss Maritime, Petromarine and BCI. As a result of these acquisitions, Saipem increased the number of engineers in the company to 600.

On May 7, 2002, Saipem announced first-quarter 2002 results, with a 84% and 124% increases in sales and net income, respectively, over the same period of 2001 and a €3.1 billion backlog.

San Donato Milanese, 8th May 2002

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. If and when Saipem S.p.A. commences its offer for ordinary shares or any other securities of Bouygues Offshore S.A., it will file prospectus with the Commission des Opérations de Bourse and a tender offer statement or other appropriate documents with the U.S. Securities and Exchange Commission and Bouygues Offshore S.A., if required, will file a solicitation / recommendation statement with respect to the Offer. The tender offer statement and related documents will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all holders of relevant Bouygues Offshore S.A. securities at no expense to them.

These materials contain certain statements that are neither reported financial results nor other historical information. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market

conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors to be detailed in Saipem S.p.A.'s and Bouygues Offshore S.A.'s filings with the Commission des Opérations de Bourse and the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Morgan Stanley & Co. Limited is acting as exclusive financial advisor to Saipem in this transaction and no-one else and will not be responsible to anyone other than Saipem for providing the protections offered to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the transaction.

Saipem

Eni
GROUP

PRESS RELEASE

SAIPEM ACQUIRES MAJORITY STAKE IN BOUYGUES OFFSHORE

Saipem, an Eni Company, announces today that it has entered into a definitive agreement with Bouygues Construction SA to acquire its majority (51.1%) stake in Bouygues Offshore S.A. at the price of €60 per share, according to the terms of the offer announced on Wednesday, May 8th, 2002.

The Board of Directors of Bouygues Construction has recommended the acceptance of the offer.

Upon receiving antitrust clearance, Saipem will launch a Standing Offer (*'garantie de cours')* on Bouygues Offshore's remaining shares held by the public at €60 per share in cash. Saipem hopes to receive antitrust clearance by the end of June or the beginning of July 2002.

San Donato Milanese, 13 May 2002.

PRESS RELEASE

Saipem informs that Mr. Paolo Andrea Colombo has resigned his position as Director of Saipem S.p.A. with immediate effect.
Mr. Paolo Andrea Colombo has been appointed as Statutory Auditor of ENI S.p.A. during ENI Board of Directors' meeting held on 30th May 2002.

San Donato Milanese, 31th May 2002